Exhibit 99.1

PRESS RELEASE

ASLAN PHARMACEUTICALS REPORTS FOURTH QUARTER AND FULL YEAR 2021 FINANCIAL RESULTS AND PROVIDES CORPORATE UPDATE

-	Global Phase 2b trial for eblasakimab in moderate-to-severe atopic dermatitis (AD) underway with topline data expected in the first half of 2023
-	New CMO appointed, adding senior global pharma experience to the leadership team
-	Company maintains strong operating position with US$90.2 million in cash and cash equivalents as of December 31, 2021, runway through late 2023
-	Replays available for company-hosted A4 KOL series on AD landscape; next event to be held in the second quarter

Menlo Park, California, and Singapore, March 25, 2022 – ASLAN Pharmaceuticals (Nasdaq: ASLN), a clinical-stage, immunology-focused biopharmaceutical company developing innovative treatments to transform the lives of patients, today announced financial results for the fourth quarter and full year ended December 31, 2021, and provided an update on recent corporate activities.

“The positive proof-of-concept data we announced in 2021 demonstrating the competitive profile of eblasakimab, a potential first-in-class antibody targeting the IL-13 receptor, has allowed us to launch our Phase 2b program in atopic dermatitis as well as start exploring additional indications driven by Type 2 inflammation, many of which are associated with atopic dermatitis and the ‘atopic march’. In the fourth quarter, we expanded our US presence and have welcomed new senior hires, strengthening our management team as we advance our portfolio into late-stage studies. The Phase 2b TREK-AD study of eblasakimab is fully underway and we are making good progress as we open enrolment in sites throughout North America, Europe and Asia Pacific,” said Dr Carl Firth, CEO, ASLAN Pharmaceuticals.

Fourth quarter 2021 and recent business highlights

Q4 and recent clinical developments

•

In October 2021, the Company announced a collaboration with renowned inflammatory skin disease expert Dr Emma Guttman-Yassky, MD, PhD, to conduct research that will continue throughout the Company’s Phase 2b program to identify and characterize the effects of eblasakimab on disease-associated skin and serum-biomarkers in adults with moderate-to-severe AD.

•

In October 2021, the Company hosted the first in its series of Key Opinion Leader (KOL) webinars, the “A4 Series: Aspects of Atopic Dermatitis and ASLAN004”. In the first webinar, Associate Professor Jonathan Silverberg, MD, PhD, MPH discussed the heterogeneity in AD. The second webinar was hosted in January 2022, during which Dr April Armstrong, MD, MPH discussed the key clinical study parameters likely to impact patient responses and clinical trial outcomes in AD. Replay for the first webinar is available here, and replay for the second webinar is available here.  The replays can also be found on the “Events and Presentations” section in ASLAN’s Investor Relations website at http://ir.aslanpharma.com/. Replays will be archived until the end of March.

•

In January 2022, the TRials with EblasaKimab in Atopic Dermatitis (TREK-AD) Phase 2b trial was initiated to evaluate the efficacy and safety of eblasakimab, a potential first-in-class antibody targeting the IL-13 receptor, in patients with moderate-to-severe AD, and the first patient was screened. The randomized, double-blind, placebo-controlled, multi-center, dose-ranging clinical trial is evaluating five treatment arms (four active treatment arms and one placebo arm) and is expected to enroll approximately 300 patients across sites in North America, Europe and Asia Pacific. Topline data from the study is expected in the first half of 2023.

•

In January 2022, results of an interim analysis of the completed Phase 1b proof-of-concept study of eblasakimab in AD were accepted for poster presentation at the 2022 Winter Clinical Dermatology Conference – Hawaii®.

•

In March 2022, an abstract highlighting key efficacy and safety data from the completed Phase 1b proof-of-concept study for eblasakimab in AD was accepted for late-breaking oral presentation at the 2022 American Academy of Dermatology Annual Meeting, to be held March 25-29, 2022.

Corporate updates

•	In October 2021, the Company opened a new office in the US in Menlo Park, California.
•

In December 2021, the Company announced a strategic collaboration with IQVIA Biotech, a leading global provider of advanced analytics, technology solutions, and clinical research services to the life sciences industry. As part of this collaboration, IQVIA Biotech is supporting the Phase 2b TREK-AD trial of eblasakiumab and will work closely with management to oversee clinical operations and the recruitment of patients across sites in the United States, Canada, Europe and Asia Pacific.

•

In March 2022, Alex Kaoukhov, MD, was appointed as Chief Medical Officer based in the Company’s US office. Alex has more than 20 years of global drug development experience in the US and Europe, and was most recently Head of Clinical Development, Senior Vice President at Bioniz Therapeutics where he established and managed a team responsible for the development of therapeutic assets for the treatment of skin and gastrointestinal autoimmune diseases. Prior to this, Alex served as Head of Global Development at Almirall where he oversaw global clinical and non-clinical development programs. He also was responsible for business development activities including the in-licensing of lebrikizumab for Europe. Prior to Almirall, Alex was Associate Vice President of Clinical Development at Allergan and has served in clinical development leadership roles at Novartis and Galderma.

Anticipated upcoming milestones

•	Initiation of Phase 2 study of farudodstat, also known as ASLAN003, in inflammatory bowel disease is planned for the first half of 2022.
•	Topline data from the Phase 2b TREK-AD study of eblasakimab is expected in the first half of 2023.

Fourth quarter 2021 financial highlights

•	Cash used in operations for the fourth quarter of 2021 was US$11.9 million compared to US$5.1 million in the same period in 2020.
•

Research and development expenses were US$9.0 million in the fourth quarter of 2021 compared to US$2.9 million in the fourth quarter of 2020. The increase was driven primarily by the increase of clinical development expenses and manufacturing costs related to eblasakimab and the initiation of the TREK-AD Phase 2b trial.

•	General and administrative expenses were US$2.2 million in the fourth quarter of 2021 compared to US$3.0 million in the fourth quarter of 2020.

•	Net loss attributable to stockholders for the fourth quarter of 2021 was US$8.9 million compared to a net loss of US$5.7 million for the fourth quarter of 2020.
•

The weighted average number of American Depositary Shares (ADS) outstanding in the computation of basic loss per share for the fourth quarter of 2021 was 69.6 million (representing 348 million ordinary shares) compared to 39.8 million (representing 199 million ordinary shares) for the fourth quarter of 2020. One ADS is the equivalent of five ordinary shares.

Full year 2021 financial highlights

•	Cash used in operations for the year ended December 31, 2021, was US$34.0 million compared to US$15.1 million in 2020.
•

Research and development expenses were US$22.0 million for the year ended December 31, 2021, compared to US$9.3 million in 2020. The increase was driven primarily by the clinical trials development expenses and manufacturing costs related to eblasakimab and the TREK-AD trial.

•

General and administrative expenses were US$11.8 million for the year ended December 31, 2021 compared to US$7.2 million in 2020. The increase in general and administrative expenses was due to the offering costs related to various fundraising activities in 2021, the increase in headcount in the US and related office administration costs.

•	Net loss attributable to stockholders for the year ended December 31, 2021, was US$31.3 million compared to a loss of US$16.2 million in 2020.
•

Cash and cash equivalents totaled US$90.2 million as of December 31, 2021, compared to US$14.3 million as of December 31, 2020. Total proceeds of approximately $117.0 million was raised in the year ended December 31, 2021. Management believes that the Company’s cash and cash equivalents will be sufficient to fund operations through late 2023.

•	The weighted average number of ADSs outstanding in the computation of basic loss per share for the year ended December 31, 2021, was 65.1 million compared to 38.4 million for 2020.

ASLAN Pharmaceuticals Limited

CONSOLIDATED BALANCE SHEETS

(In US Dollars)

	December 31, 2020 (audited)	December 31, 2021 (audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$14,324,371	$90,167,967
Other assets	1,040,049	3,612,846
Financial assets at fair value through profit or loss	137,926	—
Total current assets	$15,502,346	$93,780,813
NON-CURRENT ASSETS
Investment in associate company	—	494,728
Property, plant and equipment	13,387	34,979
Right-of-use assets	462,550	197,746
Intangible assets	160	9,956
Other assets	103,307	—
Total non-current assets	579,404	737,409
TOTAL ASSETS	$16,081,750	$94,518,222
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade payables	$2,319,558	$3,116,786
Other payables	4,280,409	2,817,909
Lease liabilities - current	271,624	199,124
Current borrowings	2,900,971	—
Current borrowings from related parties	617,912	—
Financial liabilities at fair value through profit or loss	267,000	223,352
Total current liabilities	10,657,474	6,357,171
NON-CURRENT LIABILITIES
Long-term borrowings	15,183,421	30,857,308
Lease liabilities - non-current	281,149	—
Other non-current liabilities	111,990	—
Total non-current liabilities	15,576,560	30,857,308
Total liabilities	26,234,034	37,214,479
EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY
Ordinary shares	61,826,237	63,019,962
Capital surplus	123,582,460	221,467,061
Accumulated deficits	(195,682,714)	(227,004,332)
Other reserves	(178,948)	(178,948)
Total equity attributable to stockholders of the Company	(10,452,965)	57,303,743
NON-CONTROLLING INTERESTS	300,681	—
Total equity	(10,152,284)	57,303,743
TOTAL LIABILITIES AND EQUITY	$16,081,750	$94,518,222

ASLAN Pharmaceuticals Limited

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In US Dollars, other than shares or share data)

	For the Three Months Ended December 31 (unaudited)		For the Twelve Months Ended December 31 (audited)
	2020	2021	2020	2021
NET REVENUE	$—	$—	$—	$—
COST OF REVENUE	—	—	—	—
GROSS PROFIT	—	—	—	—
OPERATING EXPENSES
General and administrative expenses	(3,033,267)	(2,171,896)	(7,169,177)	(11,825,131)
Research and development expenses	(2,881,623)	(8,964,318)	(9,314,120)	(22,021,321)
Total operating expenses	(5,914,890)	(11,136,214)	(16,483,297)	(33,846,452)
LOSS FROM OPERATIONS	(5,914,890)	(11,136,214)	(16,483,297)	(33,846,452)
NON-OPERATING INCOME AND EXPENSES
Interest income	154	42	592	219
Other income	888,046	772,113	888,046	1,108,072
Gain on dilution of subsidiary and recognition of associate	—	2,307,735	—	2,307,735
Other gains and losses	(321,729)	(143,731)	(129,299)	1,106,510
Finance costs	(326,178)	(747,902)	(1,247,331)	(1,860,954)
Total non-operating income and expenses	240,293	2,188,257	(487,992)	2,661,582
Share in losses of associated company, accounted for using equity method	—	(190,309)	—	(405,712)
LOSS BEFORE INCOME TAX	(5,674,597)	(9,138,266)	(16,971,289)	(31,590,582)
INCOME TAX EXPENSE	(230,853)	—	—	—
NET LOSS FOR THE PERIOD	(5,905,450)	(9,138,266)	(16,971,289)	(31,590,582)
OTHER COMPREHENSIVE LOSS
Unrealized loss on investments	(49,533)	—	(123,864)	—
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	$(5,954,983)	$(9,138,266)	$(17,095,153)	$(31,590,582)
NET LOSS ATTRIBUTABLE TO:
Stockholders of the Company	$(5,715,998)	$(9,138,266)	$(16,197,889)	$(31,321,618)
Non-controlling interests	(189,452)	—	(773,400)	(268,964)
	$(5,905,450)	$(9,138,266)	$(16,971,289)	$(31,590,582)
TOTAL COMPREHENSIVE LOSS ATTRIBUTABLE TO:
Stockholders of the Company	$(5,765,531)	$(9,138,266)	$(16,321,753)	$(31,321,618)
Non-controlling interests	(189,452)	—	(773,400)	(268,964)
	$(5,945,983)	$(9,138,266)	$(17,095,153)	$(31,590,582)
LOSS PER ORDINARY SHARE
Basic and diluted	$(0.03)	$(0.03)	$(0.08)	$(0.10)
LOSS PER EQUIVALENT ADS
Basic and diluted	$(0.15)	$(0.16)	$(0.40)	$(0.48)
Weighted-average number of ordinary shares in the computation of basic loss per ordinary share	199,066,161	348,028,867	192,226,528	325,684,272
Weighted-average number of ADS in the computation of basic loss per ADS	39,813,232	69,605,773	38,445,306	65,136,854

Each ADS represents five ordinary shares.

Ends

Media and IR contacts

Emma Thompson Spurwing Communications Tel: +65 6206 7350 Email: ASLAN@spurwingcomms.com	Ashley R. Robinson LifeSci Advisors, LLC Tel: +1 (617) 430-7577 Email: arr@lifesciadvisors.com

About ASLAN Pharmaceuticals

ASLAN Pharmaceuticals (Nasdaq: ASLN) is a clinical-stage, immunology-focused biopharmaceutical company developing innovative treatments to transform the lives of patients. ASLAN is currently evaluating eblasakimab, a potential first-in-class antibody targeting the IL-13 receptor, in atopic dermatitis, and farudodstat (also known as ASLAN003), a potent oral inhibitor of the enzyme DHODH, in autoimmune disease. ASLAN has a team in Menlo Park, California, and in Singapore. For additional information please visit www.aslanpharma.com or follow ASLAN on LinkedIn.

Forward looking statements

This release contains forward-looking statements. These statements are based on the current beliefs and expectations of the management of ASLAN Pharmaceuticals Limited and/or its affiliates (the "Company"). These forward-looking statements may include, but are not limited to, statements regarding the Company’s business strategy and clinical development plans; the Company’s plans to develop and commercialize eblasakimab; the safety and efficacy of eblasakimab; the Company’s plans and expected timing with respect to clinical trials, clinical trial enrolment and clinical trial results for eblasakimab;  the potential for eblasakimab as a first-in-class treatment for atopic dermatitis; and the Company’s cash runway. The Company’s estimates, projections and other forward-looking statements are based on management's current assumptions and expectations of future events and trends, which affect or may affect the Company’s business, strategy, operations, or financial performance, and inherently involve significant known and unknown risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of many risks and uncertainties, which include, unexpected safety or efficacy data observed during preclinical or clinical studies; clinical site activation rates or clinical trial enrolment rates that are lower than expected; the impact of the COVID-19 pandemic or the ongoing conflict between Ukraine and Russia on the Company’s business and the global economy; general market conditions; changes in the competitive landscape; and the Company’s ability to obtain sufficient financing to fund its strategic and clinical development plans. Other factors that may cause actual results to differ from those expressed or implied in such forward-looking statements are described in the Company’s US Securities and Exchange Commission filings and reports (Commission File No. 001- 38475), including the Company’s Annual Report on Form 20-F filed with the US Securities and Exchange Commission on March 25, 2022. All statements other than statements of historical fact are forward-looking statements. The words “believe,” “may,” “might,” “could,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes are intended to identify estimates, projections, and other forward-looking statements. Estimates, projections, and other forward-looking statements speak only as of the date they were made, and, except to the extent required by law, the Company undertakes no obligation to update or review any estimate, projection, or forward-looking statement.